EXHIBIT 16.1

July 11, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 14 of the Form 10/A-2 of Digitiliti, Inc. dated July 11, 2008, and agree with the statements concerning our Firm contained in the first, second, third and last paragraphs. We agree to the fourth paragraph as it relates to our Firm only. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Lurie Besikof Lapidus & Company, LLP